Exhibit 3.1

CERTIFICATE OF ELIMINATION OF

SERIES B PREFERRED STOCK

(Pursuant to Section 151 of the Delaware General Corporation Law)

MEDIVATION, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on October 8, 2013:

RESOLVED, that the Board of Directors hereby determines that none of the authorized shares of the series of Preferred Stock, par value $0.01 per share, of the Corporation, designated as “Series B Preferred Stock” in the Amended and Restated Certificate of Designation filed by the Corporation with the Secretary of State of the State of Delaware on December 15, 2004 (the “Certificate of Designation”), are outstanding, and none of the shares of Series B Preferred Stock will be issued subject to the Certificate of Designation with respect to such series.

IN WITNESS WHEREOF, Medivation, Inc. has caused this Certificate of Elimination to be executed this 9th day of October, 2013, by its Chief Business Officer and Chief Financial Officer thereunto duly authorized.

MEDIVATION, INC.

/s/ C. Patrick Machado
C. Patrick Machado
Chief Business Officer and Chief Financial Officer